

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

March 24, 2010

By U.S. Mail and Facsimile to: (314) 241-8624

Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

      Re: **Enterprise Financial Services Corp**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 16, 2009
                File No. 001-15373

Dear Mr. Sanfilippo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Christian Windsor
                Special Counsel

cc: Phillip R. Stanton
       Greensfelder, Hemker & Gale, P.C.
       (*By facsimile*)